SECUR 09042461 ISSION

SEC Mail Processing Section
SEP 08 2009
Washington, DC 121

7/a. 9/17

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 27752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2008 (MM/DD/YY) AND ENDING 05/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eagle Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Crain Hwy., S.W.
(No. and Street)

Glen Burnie (City) MD (State) 21061 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joan M. Smith 410-760-6098
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Korwek & Company, P.A. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

1113 Odenton Road (Address) Odenton (City) MD (State) 21113-1606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AD 10/08

OATH OR AFFIRMATION

I, Joan M. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eagle Equities, Inc. of May 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Rosemary H. Volkman

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Exemption claimed for computation of Reserve Requirements pursuant to Rule 15c3-3. Eagle Equities, Inc. is a $5,000 BD doing business in mutual funds and annuities by application only.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
SEP 08 2009
Washington, DC
121

SEC FILE NUMBER
8- 27752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2008 (MM/DD/YY) AND ENDING 05/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eagle Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Crain Hwy., S.W.
(No. and Street)

Glen Burnie	MD	21061
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joan M. Smith 410-760-6098
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Korwek & Company, P.A. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

1113 Odenton Road	Odenton	MD	21113-1606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joan M. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eagle Equities, Inc., as of May 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Rosemary N. Volkman

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Exemption claimed for computation of Reserve Requirements pursuant to Rule 15c3-3. Eagle Equities, Inc. is a $5,000 BD doing business in mutual funds and annuities by application only.

EAGLE EQUITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
MAY 31, 2009 AND 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash and cash equivalents	$ 35,111	$ 28,759
Commissions receivable	1,199	6,583
Marketable securities	63,157	99,629
Prepaid tax deposits	-	-
Prepaid insurance and expenses	4,175	4,175
Total current assets	103,642	139,146
PROPERTY AND EQUIPMENT, net	25,248	35,003
OTHER ASSETS	-	-
	$ 128,890	$ 174,149

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
CURRENT LIABILITIES		
Accounts payable and other accrued liabilities	$ 5,360	$ 5,832
Income taxes payable	1,291	4,065
Total current liabilities	6,651	9,897
DEFERRED INCOME TAXES	1,900	9,331
LONG-TERM OBLIGATIONS - net of current maturities	-	-
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Capital stock, $10 stated value, authorized 5,000 shares; issued and outstanding, 100 shares	1,000	1,000
Additional paid-in capital	31,018	31,018
Retained earnings	105,329	120,764
Accumulated other comprehensive income	(17,008)	2,139
	120,339	154,921
	$ 128,890	$ 174,149

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.

RECONCILIATION OF FORM X-17A-5 SCHEDULE II-A
COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED
FINANCIAL STATEMENTS
May 31, 2009

Net capital per unaudited Form X-17A-5 Schedule IIA		$ 81,464
Increases		
Reduction of market losses on investment accounts	17,008	
Decrease prepaid tax deposits	-	
		17,008
Decreases		
Comprehensive loss on available for sale investments	17,008	
	-	
		17,008
Net capital per supplemental schedule in audited financial statement (page 16) computed in accordance with rule 15c3-1 of the Securities and Exchange Commission		$ 81,464

EAGLE EQUITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
MAY 31, 2009 AND 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash and cash equivalents	$ 35,111	$ 28,759
Commissions receivable	1,199	6,583
Marketable securities	63,157	99,629
Prepaid tax deposits	-	-
Prepaid insurance and expenses	4,175	4,175
Total current assets	103,642	139,146
PROPERTY AND EQUIPMENT, net	25,248	35,003
OTHER ASSETS	-	-
	$ 128,890	$ 174,149

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
CURRENT LIABILITIES		
Accounts payable and other accrued liabilities	$ 5,360	$ 5,832
Income taxes payable	1,291	4,065
Total current liabilities	6,651	9,897
DEFERRED INCOME TAXES	1,900	9,331
LONG-TERM OBLIGATIONS - net of current maturities	-	-
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Capital stock, $10 stated value, authorized 5,000 shares; issued and outstanding, 100 shares	1,000	1,000
Additional paid-in capital	31,018	31,018
Retained earnings	105,329	120,764
Accumulated other comprehensive income	(17,008)	2,139
	120,339	154,921
	$ 128,890	$ 174,149

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.
RECONCILIATION OF FORM X-17A-5 SCHEDULE II-A
COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED
FINANCIAL STATEMENTS
May 31, 2009

Net capital per unaudited Form X-17A-5 Schedule IIA		$ 81,464
Increases		
Reduction of market losses on investment accounts	17,008	
Decrease prepaid tax deposits	-	
		17,008
Decreases		
Comprehensive loss on available for sale investments	17,008	
	-	
		17,008
Net capital per supplemental schedule in audited financial statement (page 16) computed in accordance with rule 15c3-1 of the Securities and Exchange Commission		$ 81,464